UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                                AT&T CANADA INC.
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                                (Name of Issuer)

                          Class B Limited Voting Shares
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                         (Title of Class of Securities)

                                    04650D205
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                                 (CUSIP Number)
                                                     with a copy to:
       Stephen Feinberg                              Robert G. Minion, Esq.
       450 Park Avenue                               Lowenstein Sandler PC
       28th Floor                                    65 Livingston Avenue
       New York, New York  10022                     Roseland, New Jersey  07068
       (212) 421-2600                                (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 1, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  04650D205
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  1)   Names of  Reporting Persons.  I.R.S. Identification Nos. of above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
             (a)              Not
             (b)           Applicable

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC, OO

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):           Not Applicable

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  6)   Citizenship or Place of Organization:     United States

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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                       1,956,000*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):        Not Applicable

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  13)  Percent of Class Represented by Amount in Row (11):      10.3%*

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  14)  Type of Reporting Person (See Instructions):     IA

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* Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), Cerberus
International, Ltd., a corporation organized under the laws of the Bahamas ("International"), and Cerberus Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), in the aggregate, hold 1,956,000 shares of the Class B Limited Voting Shares (the "Shares") of AT&T Canada Inc., a Canadian corporation (the "Company"). Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International and Institutional. Thus, as of April 1, 2003, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,956,000 Shares, or 10.3% of the Shares issued and outstanding as of that date.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the Class B Limited Voting Shares (the "Shares") of AT&T Canada Inc., a Canadian corporation (the "Company"). The principal executive offices of the Company are located at Suite 1600, 200 Wellington Street West, Toronto, Ontario, Canada, M5V 3G2.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), and the investment manager for Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), and Cerberus Institutional, L.P., a Delaware limited partnership ("Institutional"). Cerberus, International and Institutional are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to the Consolidated Plan of Arrangement and Reorganization of the Company, dated January 20, 2003 (the "Plan of Reorganization"), on April 1, 2003 the Company exchanged certain of the existing indebtedness of the Company's predecessor-in-interest and certain other claims against such predecessor (collectively, the "Discharged Claims") for, among other things, (i) cash, (ii) Shares and (iii) Class A Voting Shares of the Company. Pursuant to the Plan of Reorganization, Cerberus, International and Institutional, in exchange for their Discharged Claims, were issued, in addition to cash and Class A Voting Shares of the Company, 1,956,000 Shares in the aggregate.


Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of Shares referred to in Item 5 is for investment purposes. Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, there were 18,956,884 Shares issued and outstanding as of April 1, 2003. As of April 1, 2003, Cerberus, International and Institutional were the holders of, in the aggregate, 1,956,000 Shares, all of which were received pursuant to the Plan of Reorganization. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International and Institutional. Thus, as of April 1, 2003, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 1,956,000 Shares, or 10.3% of the Shares issued and outstanding as of that date.

          During the sixty days prior to April 1, 2003, the only transaction in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, was the April 1, 2003 receipt of Shares pursuant to the Plan of Reorganization.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not Applicable.

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             April 9, 2003


                                             /s/ Stephen Feinberg
                                             -----------------------------------
                                             Stephen Feinberg,  in  his capacity
                                             as the  managing member of Cerberus
                                             Associates,   L.L.C.,  the  general
                                             partner of Cerberus Partners, L.P.,
                                             and   the   investment  manager for
                                             Cerberus  International,  Ltd.  and
                                             Cerberus Institutional, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).